SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For month end of May, 2007
United Utilities PLC
Dawson House,
Great Sankey,
Warrington WA5 3LW
England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). N/A

SIGNATURES
Exhibit index — 1 March 2007 — 31 March 2007
Exhibit 99.1

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

	By:	/s/ Paul Davies
	Name:	Paul Davies
Dated: 30 May 2007	Title:	Assistant Company Secretary

Exhibit Index
99.1 – UNITED UTILITIES TO PURSUE US DELISTING AND DEREGISTRATION